August 10, 2023

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Tara Harkins

                     Dan Gordon

Re:    Cassava Sciences, Inc.

          Form 10-K for the Fiscal Year Ended December 31, 2022

          Filed February 28, 2023

          File No. 000-29959

Ladies and Gentlemen:

Cassava Sciences, Inc. (the “Company,” “we” or “our”)  is in receipt of the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated July 28, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on February 28, 2023 (the “FY 2022 Form 10-K”).

For the convenience of the Staff, we have incorporated the text of the Staff’s comment in the Comment Letter into this response letter in italicized type, which is followed by the Company’s response. Page number references are to the FY2022 Form 10-K.

Components of Operating Results, page 78

1. We note the discussion on page 77 that you currently have two biopharmaceutical assets under development, simufilam and SavaDx, and that you are in stage 3 of clinical trials for some of these products. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on the Consolidated Statements of Operations.

Response: We respectfully acknowledge the Staff’s comment and offer the following response. Our research and development costs for SavaDx are not material to the Company because these expenses represent less than 1% of total research and developments costs for all periods presented. We will disclose that SavaDx research and development expenses represent less than 1% of total research and developments costs in future filings. We do not believe a further numerical disaggregation between simufilam and SavaDx research and development costs would be useful to a user of the financial statements and would be duplicative of the “less than 1%” contextual disclosure. Thus, we do not plan to include a numerical disaggregation. We will modify this disclosure if SavaDx research and development costs were to become significant in the future.

We will also provide additional quantitative and qualitative disclosure of our research and development expenses by nature and type of expense in future filings. This disclosure will be reconciled to total research and development expenses in the Consolidated Statements of Operations.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (512) 501-2450 or via email at eschoen@cassavasciences.com.

Sincerely,

/s/ Eric J. Schoen

Eric Schoen

Chief Financial Officer

Cassava Sciences, Inc.

cc: Brett Cooper, Esq., Orrick, Herrington & Sutcliffe LLP